3Com Corporation
350 Campus Drive
Marlborough, Massachusetts 01752-3064
January 11, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C., 20549
Attention: David L. Orlic
Dear Mr. Orlic:
     Thank you for the opportunity for our counsel to speak with you and Mr. Pressman regarding our pending transaction (the “Merger”) with investment vehicles sponsored by Bain Capital Partners, LLC (“Bain Capital”). We also appreciate the ability to respond in this letter directly to the questions you posed to our counsel during those conversations. As you are aware, at the closing of the Merger, an affiliate of Huawei Technologies Co. Ltd. (together with its affiliates, “Huawei”) will also make a non-controlling investment in one of the investment vehicles sponsored by Bain Capital to effect the Merger.
     We understand that the staff is currently considering whether the Merger is a “13e-3 transaction” within the meaning of Rule 13e-3 based on its view that Huawei may have been an affiliate of 3Com Corporation (“3Com”) during the period of the H3C joint venture when 3Com held a controlling 51% interest (the “Relevant JV Period”). We further understand that the staff is considering whether Huawei became an affiliate of 3Com by virtue of Huawei’s control or influence over the H3C joint venture, coupled with the significance of the H3C joint venture to 3Com’s business, and whether 3Com’s acquisition of complete ownership of the H3C joint venture terminated Huawei’s affiliate status. After careful consideration of the background facts and our previous discussion with you, we continue to believe that Huawei was not an affiliate of 3Com during the Relevant JV Period because Huawei did not control or otherwise have the ability to exert meaningful influence over H3C at that time. Accordingly, we do not believe that the Merger constitutes a “Rule 13e-3 transaction” within the meaning of Rule 13e-3.
     I understand that during the previous conversation with our counsel referenced above, you indicated a willingness to consider additional arguments and information in support of our position. In that regard, we respectfully request your consideration of the additional arguments and facts we present herein, together with the arguments and information we have already provided to you in response to your previous comments.
     As a preliminary matter, it is our understanding and belief that the SEC adopted Rule 13e-3 to, among other things, help protect investors from overreaching by an issuer’s affiliate in connection with a transaction in which that affiliate stood on both sides of the transaction. In the SEC’s Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (April 13, 1981), the SEC stated that “a going private transaction is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction.” In that Interpretive Release, the SEC appeared to be concerned that an affiliate standing on both sides of a transaction with the issuer could design the transaction to accommodate the interests of the affiliate rather than (or at the expense of) the issuer’s unaffiliated stockholders.
     On the basis of the foregoing, it is our understanding and belief that the SEC has traditionally applied Rule 13e-3 to transactions in which an affiliate has the ability to control or otherwise meaningfully influence the issuer in connection with the transaction itself. As a result, the SEC has historically applied Rule 13e-3 to a transaction if there are interlocking directorships between the two counter-parties to the transaction or if a stockholder, director or executive officer of one party to the transaction is expected to have a meaningful equity or other relationship with the counter-party to the transaction. On the other hand, the SEC has not historically applied Rule 13e-3 to a transaction based on an affiliate relationship arising merely by virtue of the fact that a party to a transaction had a previous joint venture with the counter-party to the transaction, or had a significant commercial relationship with the counter-party to the transaction — primarily because these relationships are generally not such that a party can control or exert influence in a manner that harms public stockholders. While we recognize that various staff interpretations and SEC releases have indicated the possibility of the application of Rule 13e-3 to a transaction based on an affiliate relationship arising by virtue of a commercial relationship, we are not aware that the staff has made such determination. This is not to say, of course, that a transaction could never qualify as a “Rule 13e-3 transaction” by virtue of an affiliate relationship arising out of a past joint venture or significant commercial relationship, but in our view, the SEC should find an affiliate relationship under such circumstances (and apply Rule 13e-3 to such a transaction) only if the facts clearly indicate that those relationships have been used by the joint venture or commercial partner to control or exert influence over the issuer in connection with the transaction itself.
     With this as background, as we noted in our previous correspondence with the staff, during the period of the Relevant JV Period, Huawei did not possess any of the traditional indicia of control or influence that would ordinarily give rise to an affiliate relationship with 3Com. For example, during the Relevant JV Period and at all times thereafter:
•	Huawei did not have any right to nominate, designate or otherwise appoint any members of the 3Com board of directors or any 3Com executive officers;

•	Huawei did not have a representative on the 3Com board of directors;

•	none of 3Com’s directors or executive officers were affiliates of Huawei; and

•	Huawei did not own any shares of 3Com stock.
     As noted above, we acknowledge that under unusual circumstances affiliate status can arise as a result of other factors that evidence a control relationship. We respectfully submit, however, that the commercial relationship between Huawei and H3C did not render Huawei an affiliate of 3Com because it was truly an arms’ length relationship that did not give Huawei control or the ability to exert meaningful influence over H3C.
     During the Relevant JV Period, H3C vigorously negotiated its commercial sales to Huawei in the same manner it negotiated sales to its other customers. H3C did not give Huawei special pricing discounts, volume commitments or other favorable sales terms that it did not offer or otherwise make available to other customers. To the contrary, during the Relevant JV Period, H3C successfully raised the prices of many OEM products that it sold to Huawei, in all cases over Huawei’s objection and attempts to negotiate lower prices, and in some cases resulting in higher prices than what H3C charged 3Com for the same kind of OEM products. On numerous occasions during this time period, Huawei also requested that H3C develop special features and functionalities for certain H3C products in order to facilitate Huawei’s efforts to resell those products. To the extent it was not commercially advisable for H3C to do so, H3C objected to such requests and declined to implement many of Huawei’s desired product features. In fact, during this time period, H3C continued to pursue its own product development plans in order to maximize its own profits in its exercise of independent discretion even if Huawei desired H3C to pursue different product development efforts to facilitate Huawei’s sales goals. We respectfully submit that the arms’ length nature of H3C’s commercial relationship with Huawei during this period is inconsistent with a determination that Huawei controlled H3C and became an affiliate of 3Com as a result.
     During the Relevant JV Period, H3C also maintained operational independence and autonomy from Huawei. For example, during this period, H3C actively designed and developed several products and services that competed directly with products and services that Huawei was marketing at the time, including security products, voice and video products, wireless access point products, SecPath VPN devices and storage products. H3C even replaced several VPN and high-end switches and routers that it had historically purchased for resale from Huawei with proprietary products that H3C designed and developed in-house. During the Relevant JV Period, H3C also actively pursued its own independent sales channels, even at the expense of dislocating some of Huawei’s sales relationships with significant customer accounts. For example, H3C had historically sold products to Siemens through Huawei’s sales relationships with that company. In 2006, H3C signed its own direct sales agreement with Siemens, thereby creating a direct sales relationship with this important customer. Finally, in 2006, H3C even implemented its own unique branding strategy, unilaterally changing the company’s brand from “Huawei-3Com” to “H3C” in order to differentiate and distinguish H3C from Huawei in the marketplace. This was an important sea-change in the way that H3C marketed itself to customers and involved a great degree of risk to H3C because it severed H3C’s connection to Huawei (a well-known brand within the Chinese market). We believe that H3C’s operational independence from Huawei, as illustrated by these examples, further demonstrates that Huawei did not control or have the ability to exert meaningful influence over H3C.

     More importantly, after 3Com acquired complete ownership of the H3C joint venture, Huawei’s relationship with H3C and 3Com (and whatever influence it may have had with H3C and 3Com) became even more attenuated. Moreover, Huawei did not seek to use its prior joint venture relationship or existing commercial relationships with H3C or 3Com to initiate or orchestrate the Merger or otherwise determine the timing or terms of the Merger in a manner designed to accommodate its interests over those 3Com’s public stockholders. In fact, the transaction was initiated and negotiated by Bain Capital. In this regard, we believe that our circumstances differ materially from the facts set forth in the Technologies for Communications International, Inc. no-action letter (February 16, 1988) to which you referred us. In that case, the counter-parties to the transaction had inter-locking directorships and the subject directors resigned only after the transaction was initiated and shortly before substantive negotiations commenced over the subject transaction. We believe that case illustrates a clear risk that interlocking directors (who are clearly affiliates within the SEC’s established application of that concept) may have essentially orchestrated the timing and terms of the subject transaction only to have resigned at the last moment in an effort to cleanse the process of risk of overreaching that Rule 13e-3 was designed to remedy. We believe that our facts and circumstances are clearly distinguishable from that case insofar as Huawei (i) had only joint venture and commercial relationships with H3C and 3Com during the Relevant JV Period — a fact that alone made it far more difficult for Huawei to exert the same kind of influence that directors can apply — and (ii) did not in any way use its relationships with H3C or 3Com to orchestrate the timing or terms of the Merger.
     We respectfully submit that Huawei’s access to strategic and other information concerning H3C is not relevant to whether Huawei was an affiliate of 3Com during the Relevant JV Period. It is our understanding that the determination of affiliate status turns on the existence of a control relationship — not on special access to information. We understand, of course, that part of the underlying concern that drove the SEC to adopt Rule 13e-3 in the first instance may have been a concern that affiliates could use their special access to information regarding an issuer to overreach and orchestrate a transaction that served the affiliate’s interests over those of the issuer’s unaffiliated stockholders. This underlying concern, however, does not mean that a party’s special access to information regarding an issuer, by itself, should render that party an affiliate of that issuer. Accordingly, we do not believe that Huawei’s special access to information regarding H3C should render it an affiliate of 3Com without some evidence that Huawei was able to control or exert meaningful influence over 3Com by virtue of this access.
     Finally, we wish to emphasize that any information that Huawei had acquired regarding H3C during the Relevant JV Period became qualitatively stale by the time we negotiated the Merger due to:
•	the fact that all of the strategic and financial information regarding the H3C joint venture that Huawei had access to during the Relevant JV Period was, by definition, reflective of

H3C’s status as a joint venture and not its potential as a wholly-owned division of 3Com; and
•	our efforts to integrate the business and operations of 3Com and H3C after we acquired complete control of the H3C joint venture.
     By virtue of the fact that Huawei had both a significant minority equity interest and standard contractual co-investor rights of oversight in H3C as a joint venture, during the period of the H3C joint venture, we were unable to integrate the business and operations of 3Com and H3C in a manner that optimized the relative strengths of both companies. In addition, due to contractual restrictions existing under the H3C joint venture agreements, during the period of the H3C joint venture, 3Com and H3C were unable to take full advantage of all of the business opportunities available to them at that time. Accordingly, after 3Com acquired all of H3C in March 2007, 3Com was able to unilaterally manage H3C and integrate functions and businesses as 3Com deemed appropriate.
     After acquiring complete ownership of H3C, we began to integrate the business and operations of 3Com and H3C in order to realize cost synergies and pursue revenue synergies from the combination of the two business organizations. For example, we rationalized portions of the management of the two companies and restructured the combined Asia-Pacific operations of 3Com and H3C. This latter restructuring included efforts to combine sales and marketing organizations from the two companies, developed plans to relocate certain R&D functions and personnel to China, consolidate facilities and shift management. In addition, we assembled an integration task force that spent thousands of hours planning the integration of the two companies, including supply chain integration, IT systems integration, and back-office service and support integration. We hired a world-class strategic consulting firm and spent a significant amount of money and time obtaining its advice on integration. We undertook all of these integration efforts with the ultimate goal of significantly improving the combined cost structure of 3Com and H3C as a single business enterprise. All of this activity took place after 3Com acquired all of H3C and, other than to the extent it was publicly-announced, none of this information was made available to Huawei.
     In addition to pursuing these significant cost synergies opportunities, we also acquired complete ownership of H3C in order to generate new revenue opportunities for the combined business enterprise. In the short term, we were able to create new sales channels by marketing the new global brand created by the combination of 3Com and H3C. In the longer term, we also believed that the integration of 3Com and H3C would enable us to combine 3Com’s global brand and marketing strength with H3C’s low-cost R&D and production capabilities. Prior to undertaking the Merger, we projected that this would enable us to compete more effectively in developed regions like North America and Europe and, importantly, in developing countries like China, India and other emerging markets like Eastern Europe, the Middle East, Africa, Russia and parts of the Asia Pacific region. In the developed markets, we believe we could offer 3Com’s feature rich products at much lower costs and in emerging markets, which are more price sensitive and companies compete more on price than features, we believe our cost edge from leveraging H3C and its sales and support model will resonate with the customer base and create more sales opportunities. We believed that the combined businesses of 3Com and H3C would be able to pursue business opportunities as a single, integrated organization, without the burden of the contractual and geographic restrictions that applied to H3C as a joint venture and without the sensitivities associated with sharing a joint venture with Huawei. In sum, the business information, prospects, plans, projections and strategies of a joint venture owned by two separate, standalone companies, is vastly different than those of a key wholly-owned Chinese subsidiary that forms the basis of the re-invention of a struggling U.S. public company, and is part of a global turnaround strategy as “one” company that combines the best of the East and the West.
     We believe that the changes we had implemented (and planned to implement) following our acquisition of complete ownership of H3C fundamentally altered our cost structure and “go-to-market” revenue opportunities — and therefore our prospects as a combined company. In doing so, we believe that any information that Huawei may have obtained regarding the H3C joint venture during the Relevant JV Period became qualitatively stale and would not have reflected the future prospects or inherent value of 3Com and H3C as a combined business enterprise. Huawei (and Bain Capital) would not have been able to utilize such information to properly evaluate the strategies or inherent value of H3C on a stand-alone basis — let alone 3Com and H3C as a combined business enterprise — because it would not have reflected the fundamental changes that 3Com and H3C made as a combined company. As a result, Huawei (and Bain Capital) could not have used this information to orchestrate the timing and terms of the Merger in a manner that harmed 3Com’s unaffiliated stockholders.
* * * * *
     We appreciate your prompt consideration of this matter and your willingness to consider the issues we raise in this letter. If you have any questions regarding the foregoing, or any other information we have previously provided, we request that you contact our outside counsel at Wilson Sonsini Goodrich & Rosati, Professional Corporation, Michael Ringler, at 415-947-2011.

Sincerely 3COM CORPORATION
/s/ Neal D. Goldman

Neal D. Goldman Executive Vice President, Chief Administrative and Legal Officer and Secretary

cc:	Mark P. Shuman Michael Pressman United States Securities and Exchange Commission